TMM COMPANY CONTACT:              AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Carlos Aguilar, Deputy CEO and CFO
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS THIRD-QUARTER 2017 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2017 Third-Quarter Results Include:

•	$607.3 million consolidated income, an increase of 8.5 percent compared to the same period in 2016.
•	$144.6 million consolidated EBITDA, increasing $134.0 million year over year.
•	Maritime fleet utilization of 45 percent in Offshoreand 78 percent in Product Tankers and Chemical Tankers
•	$151.4 million Maritime EBITDA, an increase of 70.2 percent year over year.
•	Costs and SG&A in line with strategic reduction plan.
•	First conversion date of convertible debentures extended to June 30, 2018.
•	We have signed a letter of understanding to strengthen our Trust Certificates Program.

(Mexico City, October 27, 2017) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; "TMM" or the "Company"), a Mexican Maritime transportation and logistics Company, reported today its financial results for the third quarter of 2017.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM said, "The Mexican energy industry is attractive for foreign investors with Mexican Energy Reforms now producing sustainable effects and the recovery of the oil industry. This, as well as the strategies we have undertaken to diversify our customers and sources of income, has allowed us to improve revenues during the 2017 third quarter and nine months compared to last year. The Maritime division continues working with Pemex and new patrons in the oil industry in Mexico, including Fieldwood Energy E&P México, ENI México and Hornbeck Offshore Services of México. Additionally, the Ports and Terminals division is succeeding at strengthening its core operations and developing the storage and transportation infrastructure project to serve the growing demand for the movement of refined products from Tuxpan to the central region of Mexico. Moreover, Grupo TMM continues its commitment to excellence in service, as well as its cost optimization strict strategies, which will allow the Company to exploit the opportunities provided by the gradual recovery of the Mexican energy industry and current market conditions."
Mr. Serrano concluded, "In accordance with our strategic capitalization plan, we have extended the first conversion date of our convertible obligations to June 30, 2018. Additionally, we have signed a letter of understanding that intends to establish the guidelines to strengthen our Trust Certificates Program, which will allow us to improve balance sheet of the Company, safeguarding the rights of certificate holders.
As always, our priority is to increase shareholder value through excellence and high levels of safety and quality of services."
THIRD-QUARTER AND NINE-MONTH 2017 OPERATING AND FINANCIAL RESULTS
Consolidated revenues increased $47.6 million to $607.3 million compared to $559.8 million in the same period of 2016 primarily attributable to improved results in the Offshore segment of the Maritime division due to recovery of the oil industry, as well in the Maintenance and Repair segment of the Ports and Terminals division due to diversification of customers. Year over year, nine-month consolidated revenues were $1,776.0 million compared to $2,122.2 million in the same period last year. The Company believes the recovery of the oil industry will continue due to the progress of Mexican Energy Reform.
Consolidated operating results in the 2017 third quarter reported a loss of $26.4 million compared to a loss of $148.9 million in the same period last year, mainly due to improved results in the Offshore segment of the Maritime division. In the first nine months consolidated operating results recounted a loss of $45.2 million compared to income of $27.2 million in the same period of 2016, attributable to the effects of the crisis in the oil industry in the first part of 2017, which, despite the gradual recovery, continues affecting the domestic market.
In the 2017 third quarter, non-recurrent operations income was $55.0 million due to proceeds related to the sale of assets compared to $14.9 million of expenses in the 2016 period.  In 2017 first nine months non-recurrent operations income was $113.5 million compared to $122.2 million in the same period last year.
Consolidated EBITDA improved year over year, to $144.6 million in the third quarter compared to $10.6 million in the same period last year, and to $394.0 million in the nine months compared to $511.4 million in the same period of 2016.
Maritime revenue in the third quarter increased 9.2 percent compared to the same period last year to $492.9 million mainly due to a 58.4 percent improvement in revenues in the Offshore segment year over year, attributable to uninterrupted vessels hires with new participants in the industry, in particular our floating storage and production vessel named "Eco III". Maritime revenues during the first nine months were $1,411.3 million compared to $1,764.8 million in the 2016 period.
Third-quarter Maritime operating results reported a loss of $14.1 million compared to a loss of $65.1 million in the same period last year attributable to a gradual recovery of the energy industry mainly in the Offshore segment. During the first nine months of 2017 Maritime operating income was $14.2 million compared to $108.4 million in the same period of 2016 mainly attributable to lower revenue in the Product Tankers and Chemical Tankers segments due to the dry-docking of two vessels and to the effects of inclement weather in the Gulf of Mexico.
Third-quarter 2017 Maritime EBITDA increased 70.2 percent to $151.4 million from $88.9 million in the 2016 period. EBITDA margin was 31.0 percent in the current third quarter. During the first nine months of 2017 Maritime EBITDA was $436.7 million compared to $576.5 million in the same period last year. EBITDA margin was 31.0 percent in the current nine-month period.
Ports and Terminals revenue increased 4.8 percent in the 2017 third quarter to $72.6 million compared to $69.2 million in the same period last year primarily attributable to a $7.7 million improvement in the Maintenance and Repair segment at the operations in Veracruz, Ensenada and Altamira, partially offset by a decrease of $3.8 million in API Acapulco due to lower automotive export volumes. During 2017 first nine months, Ports and Terminals revenue increased 16.9 percent to $256.5 million compared to $219.5 million in the same period of 2016 mainly due to higher volumes in the Maintenance and Repair segment and Agencies.
Third-quarter 2017 Ports and Terminals operating income was $1.6 million compared to $2.9 million in the same period of 2016 mainly attributable to lower automotive export volumes at API Acapulco and lower volumes at the Tampico Terminal. During the first nine months of 2017 Ports and Terminals operating profit increased 34.6 percent to $34.1 million compared to $25.3 million in the same period of 2016.
In the 2017 third quarter Ports and Terminals EBITDA was $4.9 million compared to $6.0 million in the same period last year and 2017 EBITDA margin was 6.7 percent. During 2017 first nine months Ports and Terminals EBITDA was $43.8 million compared to $34.6 million in the same period last year and 2017 EBITDA margin was 17.1 percent.
Warehousing services revenue increased 39.0 percent to $41.9 million compared to $30.1 million in the same period of 2016 mainly attributable to strategic alliances and improved volumes from principal customers. During the first nine months Warehousing services revenue increased 18.2 percent to $108.2 million from $91.6 million in 2016.
Warehousing services has had sequential improvement during 2017, reducing third quarter operating loss to $5.4 million compared to $10.1 million loss in the same period of 2016 mainly due to strategies to decrease costs as well as to diversify customers and sources of income. The Company continues its process for warehousing habilitation services mainly in the agro-industrial segment supported by FIRA (federal government trust funds for rural development), as well as services in other segments such as steel and fuels.
DEBT
As of September 30, 2017, TMM's total net debt was $9,663.9 million. Of TMM's total debt, $1,048.4 million, or 10.2 percent, is short term. Free cash flow for the 2017 third quarter was $653.1 million.
Total Debt*
– Millions of Mexican Pesos –
	Al 30/9/17	Al 31/12/16
Mexican Trust Certificates (1)	$9,431.4	$8,958.4
Other Corporate Debt	885.6	1,112.0
Total Debt	$10,317.0	$10,070.4
Cash	653.1	902.7
Net Debt	$9,663.9	$9,167.7

* Book Value
(1) 20-year term, non-recourse to the Company and rated "BB (E)" by HR Ratings de México. Interest rate 9.45% (TIIE + 2.45). Includes capitalization of liabilities consolidated effect.

Headquartered in Mexico City, Grupo TMM is a Latin American Maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of Maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet
- Millions of Pesos -

	September 30,	December 31,
	2017	2016

Current assets:
Cash and cash equivalents	653.1	902.7
Accounts receivable
Accounts receivable - Net	767.5	796.4
Other accounts receivable	430.6	300.7
Prepaid expenses and others current assets	156.9	121.6
Total current assets	2,008.1	2,121.3
Property, machinery and equipment	10,677.0	10,017.6
Cumulative Depreciation	(536.8)	(448.9)
Property, machinery and equipment - Net	10,140.2	9,568.7
Other assets	222.1	233.3
Total assets	12,370.5	11,923.3

Current liabilities:
Bank loans and current maturities of long-term liabilities	1,048.4	740.4
Suppliers	176.1	189.6
Other accounts payable and accrued expenses	528.2	457.0
Total current liabilities	1,752.8	1,387.0
Long-term liabilities:
Bank loans	402.6	516.0
Trust certificates debt	8,866.0	8,814.1
Deferred taxes	623.4	78.1
Other long-term liabilities	171.3	164.2

Total long-term liabilities	10,063.3	9,572.3
Total liabilities	11,816.1	10,959.3

Total stockholders´ equity	554.4	964.0

Total liabilities and stockholders´ equity	12,370.5	11,923.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Presented Balance Sheet includes capitalization of liabilities consolidated effect.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -

	Three months ended			Nine months ended
	September 30,			September 30,
	2017	2016		2016	2015

Maritime	492.9	451.2		1,411.3	1,764.8
Ports and Terminals	72.6	69.2		256.5	219.5
Warehousing services	41.9	30.1		108.2	91.6
Corporate and others	-	9.2		-	46.2
Revenue from freight and services	607.3	559.8		1,776.0	2,122.2
Maritime	(341.5)	(362.3)		(974.6)	(1,188.3)
Ports and Terminals	(67.7)	(63.2)		(212.6)	(184.9)
Warehousing services	(46.9)	(39.7)		(130.1)	(126.5)
Corporate and others	(0.1)	(9.3)		(0.3)	(46.2)
Cost of freight and services	(456.3)	(474.5)		(1,317.6)	(1,545.9)
Maritime	(165.5)	(154.0)		(422.5)	(468.2)
Ports and Terminals	(3.3)	(3.1)		(9.8)	(9.3)
Warehousing services	(0.3)	(0.5)		(0.9)	(1.2)
Corporate and others	(2.0)	(1.9)		(5.9)	(5.5)
Depreciation and amortization	(171.0)	(159.5)		(439.2)	(484.2)
Corporate expenses	(61.4)	(59.8)		(178.0)	(187.1)
Maritime	(14.1)	(65.1)		14.2	108.4
Ports and Terminals	1.6	2.9		34.1	25.3
Warehousing services	(5.4)	(10.1)		(22.7)	(36.1)
Corporate and others	(2.1)	(1.9)		(6.2)	(5.5)
Other (expenses) income - Net	55.0	(14.9)		113.5	122.2
Operating (loss) income	(26.4)	(148.9)	-	(45.2)	27.2
Financial (expenses) income - Net	(289.6)	(213.0)		(801.1)	(612.0)
Exchange gain (loss) - Net	(0.9)	(8.2)		13.0	(4.0)
Net financial cost	(290.5)	(221.2)		(788.1)	(616.0)
Loss before taxes	(316.9)	(370.1)		(833.3)	(588.8)
Provision for taxes	(287.4)	(0.9)		(290.1)	(2.4)
Net loss for the period	(604.3)	(371.0)		(1,123.4)	(591.1)

Attributable to:
Minority interest	(2.1)	(0.1)		(2.3)	(0.5)
Equity holders of GTMM, S.A.B.	(602.2)	(371.0)		(1,121.1)	(590.6)

Weighted average outstanding shares (millions)	102.183	102.183		102.183	102.183
Income (loss) earnings per share (pesos/share)	(5.9)	(3.6)		(11.0)	(5.8)

Outstanding shares at end of period (millions)	102.183	102.183		102.183	102.183
Income (loss) earnings per share (pesos/share)	(5.9)	(3.6)		(11.0)	(5.8)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows
- Millions of Pesos -

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Cash flow from operation activities:
Net loss for the period	(604.3)	(371.0)	(1,123.4)	(591.1)
Charges (credits) to income not affecting resources:
Depreciation & amortization	188.8	177.4	492.6	538.6
Deferred Taxes	280.2	-	279.6	-
Other non-cash items	220.1	245.4	672.6	537.5
Total non-cash items	689.0	422.8	1,444.8	1,076.0
Changes in assets & liabilities	(68.9)	115.9	(134.1)	39.3
Total adjustments	620.2	538.7	1,310.7	1,115.4
Net cash provided by operating activities	15.9	167.6	187.3	524.2

Cash flow from investing activities:
Proceeds from sales of assets	73.5	20.4	73.8	27.7
Payments for purchases of assets	(33.0)	(35.7)	(70.8)	(46.8)
Net cash (used in) provided by investment activities	40.6	(15.3)	3.0	(19.1)

Cash flow provided by financing activities:
Short-term borrowings (net)	(18.5)	5.8	(84.8)	(16.2)
Repayment of long-term debt	(34.6)	(25.4)	(305.9)	(499.6)
Proceeds from issuance of long-term debt		20.0		20.0
Net cash used in financing activities	(53.0)	0.5	(390.7)	(495.9)
Exchange losses on cash	2.7	14.3	(49.2)	38.9
Net increase (decrease) in cash	6.1	167.1	(249.6)	48.2
Cash at beginning of period	647.0	926.4	902.7	1,045.4
Cash at end of period	653.1	1,093.5	653.1	1,093.5
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.